FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 12, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


Issued - 12th February 2007, London



                         GLAXOSMITHKLINE PLC ANNOUNCES
                       CHANGE TO THE BOARD OF DIRECTORS


GlaxoSmithKline plc (GSK) announces that Dr Stephanie Burns has been appointed as a Non-Executive Director and will join the Board of the Company with immediate effect.

Dr Burns is Chairman, President and Chief Executive Officer of Dow Corning Corporation. An expert in organic chemistry, Dr Burns is also a member of the American Chemical Society and sits on the executive committee of the Society of Chemical Industry.

In commenting on the new appointment, Sir Christopher Gent, Chairman of GSK, said:

"I am delighted that Stephanie has agreed to join the GSK Board. As a recognised business leader of a global organisation, together with her strong scientific background and staunch advocacy for science education, Stephanie will bring a wealth of experience to the Board."

Dr Burns' biographical details are given below together with a table showing the membership of the Board and its Committees with effect from 12th February 2007.


Simon Bicknell
Company Secretary


12th February 2007



NOTES

The Board has determined that Dr Burns is independent in accordance with the Combined Code on Corporate Governance.



BIOGRAPHICAL DETAILS


Dr Stephanie Burns

Age 51. Dr Burns is Chairman, president and chief executive officer of Dow Corning. She joined Dow Corning in 1983 as a researcher working on water based and high temperature elastomers. She became director of Women's Health in 1994 and subsequently moved into corporate management becoming Science and Technology Director for Europe in 1997. She was first elected to Dow Corning's Board of Directors in December 2000, she was then elected president and chief executive officer in February 2003, Chief Operating Officer in January 2004 and Chairman in January 2006.

Dr Burns holds a Ph.D. in organic chemistry, with an organosilicon specialty, from Iowa State University. She completed her post-doctoral studies at the Universite Montpellier, Sciences et Techniques du Languedoc, France.

She is a board member of the American Chemical Society and The Conference Board and sits on the executive committee of the Society of Chemical Industry. She has also serves on the Michigan Molecular Institute.




                      BOARD AND COMMITTEE MEMBERSHIP
                  WITH EFFECT FROM 12TH FEBRUARY 2007


Sir Christopher Gent        Chairman
Sir Ian Prosser             Senior Independent Non-Executive Director

Dr J-P Garnier              Chief Executive Officer
Mr J S Heslop               Chief Financial Officer
Dr Moncef Slaoui            Executive Director, Chairman, Research & Development

Dr Stephanie Burns          Independent Non-Executive Director
Mr H Lawrence Culp          Independent Non-Executive Director
Sir Crispin Davis           Independent Non-Executive Director
Sir Deryck Maughan          Independent Non-Executive Director
Dr Daniel Podolsky          Independent Non-Executive Director
Dr Ronaldo Schmitz          Independent Non-Executive Director
Mr Tom de Swaan             Independent Non Executive Director
Sir Robert Wilson           Independent Non-Executive Director


Board Committee               Committee Chairman          Members

Audit                         Mr Tom de Swaan             Sir Deryck Maughan
                                                          Dr Daniel Podolsky
                                                          Sir Ian Prosser
                                                          Dr Ronaldo Schmitz
                                                          Sir Robert Wilson


Remuneration                  Sir Robert Wilson           Mr H Lawrence Culp
                                                          Sir Crispin Davis
                                                          Sir Christopher Gent
                                                          Dr Ronaldo Schmitz

Nominations                   Sir Christopher Gent        Sir Ian Prosser
                                                          Dr Ronaldo Schmitz

Corporate Responsibility      Sir Christopher Gent        Sir Ian Prosser
                                                          Mr Tom de Swaan
                                                          Dr Daniel Podolsky


GlaxoSmithKline enquiries:

UK Media enquiries:                       Philip Thomson        (020) 8047 5502
                                          Alice Hunt            (020) 8047 5502
                                          Gwenan White          (020) 8047 5502

US Media enquiries:                       Nancy Pekarek         (215) 751 7709
                                          Mary Anne Rhyne       (919) 483 2839
                                          Patricia Seif         (215)  751 7709

European Analyst/Investor enquiries:      Anita Kidgell         (020) 8047 5542
                                          David Mawdsley        (020) 8047 5564
                                          Sally Ferguson        (020) 8047 5543

US Analyst/ Investor enquiries:           Frank Murdolo         (215) 751 7002
                                          Tom Curry             (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 12, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc